Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-I dated March 27, 2009	Term sheet to Product Supplement No. 164-A-I Registration Statement No. 333-155535 Dated October 6, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Quarterly Review Notes Linked to Copper due October 22, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the Copper Price is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 15% decline of the Copper Price on the final Review Date but will lose 1% of the principal amount of notes for every 1% decline in the Commodity Closing Level as compared to the Commodity Starting Level, if the Copper Price declines by 15% or more from the Commodity Starting Level. You will lose some or all of your principal if the Copper Price declines by 15% or more from the Commodity Starting Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is January 19, 2010†.
  Senior unsecured debt obligations of JPMorgan Chase & Co. maturing October 22, 2010†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I.
  The notes are expected to price on or about October 9, 2009 and are expected to settle on or about October 15, 2009.

Key Terms

Automatic Call:

If the Copper Price on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Trigger Price:	100% of the Commodity Starting Level for each Review Date.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:
  6.38% × $1,000 if called on the first Review Date
  12.76% × $1,000 if called on the second Review Date
  19.14% × $1,000 if called on the third Review Date
  25.52% × $1,000 if called on the final Review Date

If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date†. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date†.
Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will lose 1% of the principal amount of your notes for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 × (Commodity Return)]
Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level.
Contingent Protection:	15%
Commodity Return:	Commodity Closing Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level:

An intra-day price of copper on the next succeeding trading day following the pricing date, to be determined on such date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.

Commodity Closing Level:	The Copper Price on the final Review Date.
Review Dates†:

January 19, 2010 (first Review Date), April 19, 2010 (second Review Date), July 19, 2010 (third Review Date) and October 19, 2010 (final Review Date), or if any such day is not a business day, the applicable Review Date will be the following business day.

Copper Price:

On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the London Metal Exchange (the “LME”) and displayed on Bloomberg under the symbol “LOCADY”, on such trading day.

Maturity Date†:	October 22, 2010
CUSIP:	48124ABD8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 164-A-I.

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 164-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 164-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 164-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” on page TS-5 of this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page TS-5 of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

October 6, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 164-A-I dated March 27, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

Notwithstanding the definition of Payment at Maturity set for in the accompanying product supplement no. 164-A-I, the Payment at Maturity will be calculated as follows:

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will lose 1% of the principal amount of your notes for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Commodity Return)]

Assuming the notes are not called, you will lose some or all of your initial principal amount at maturity if the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level.

Contingent Protection will have the meaning as defined herein.

Notwithstanding the definition of Commodity Starting Level set forth in the accompanying product supplement no. 164-A-I, the Commodity Starting Level is an intra-day price of copper on the next succeeding trading day following the pricing date, to be determined on such date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to establishing the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper due October 22, 2010	TS-1

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Copper Price as shown under the column “Copper Appreciation/Depreciation at Review Date.” The following table assumes a Commodity Starting Level of $6,000 and a hypothetical Trigger Price of $6,000 on each Review Date (which is not the actual Commodity Starting Level or Trigger Price applicable to these notes). The table reflects the Contingent Protection of 15% and that the percentages used to calculate the call premium amount applicable to the four Review Dates are 6.38%, 12.76%, 19.14% and 25.52%, respectively, regardless of the appreciation of the Copper Price, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “n/a” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Hypothetical Copper Price at Review	Hypothetical Copper Appreciation/ Depreciation at Review	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return if called at Third Review Date	Total Return if called at at Final Review Date

$10,800.00	80.00%	6.38%	12.76%	19.14%	25.52%
$10,200.00	70.00%	6.38%	12.76%	19.14%	25.52%
$9,600.00	60.00%	6.38%	12.76%	19.14%	25.52%
$9,000.00	50.00%	6.38%	12.76%	19.14%	25.52%
$8,400.00	40.00%	6.38%	12.76%	19.14%	25.52%
$7,800.00	30.00%	6.38%	12.76%	19.14%	25.52%
$7,200.00	20.00%	6.38%	12.76%	19.14%	25.52%
$6,600.00	10.00%	6.38%	12.76%	19.14%	25.52%
$6,300.00	5.00%	6.38%	12.76%	19.14%	25.52%
$6,000.00	0.00%	6.38%	12.76%	19.14%	25.52%
$5,999.94	-0.001%	n/a	n/a	n/a	0.00%
$5,700.00	-5.00%	n/a	n/a	n/a	0.00%
$5,400.00	-10.00%	n/a	n/a	n/a	0.00%
$5,100.60	-14.99%	n/a	n/a	n/a	0.00%
$5,100.00	-15.00%	n/a	n/a	n/a	-15.00%
$4,800.00	-20.00%	n/a	n/a	n/a	-20.00%
$4,200.00	-30.00%	n/a	n/a	n/a	-30.00%
$3,600.00	-40.00%	n/a	n/a	n/a	-40.00%
$2,400.00	-60.00%	n/a	n/a	n/a	-60.00%
$1,200.00	-80.00%	n/a	n/a	n/a	-80.00%
$0.00	-100.00%	n/a	n/a	n/a	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Copper Price increases from the Commodity Starting Level of $6,000 to a Copper Price of $6,600 on the first Review Date. Because the Copper Price on the first Review Date of $6,600 is greater than the hypothetical Trigger Price of $6,000, the notes are automatically called, and the investor receives a single payment of $1,063.80 per $1,000 principal amount note.

Example 2: The Copper Price decreases from the Commodity Starting Level of $6,000 to a Copper Price of $5,700 on the first Review Date and is $6,000 on the second Review Date. Because (a) the Copper Price on the first Review Date of $5,700 is less than the hypothetical Trigger Price of $6,000, and (b) the Copper Price on the second Review Date of $6,000 is equal to the hypothetical Trigger Price of $6,000, the notes are automatically called on the second Review Date and the investor receives a single payment of $1,127.60 per $1,000 principal amount note.

Example 3: The Copper Price decreases from the Commodity Starting Level of $6,000 to a Copper Price of $4,200, $5,400, $5,700 on the first three Review Dates, respectively, and is $5,400 on the final Review Date. Because (a) the Copper Price on each of the first three Review Dates and the final Review Date ($4,200, $5,400, $5,700 and $5,400, respectively) is less than the hypothetical Trigger Price on each of the four Review Dates of $6,000, and (b) the Commodity Closing Level has not declined by more than 15% from the Commodity Starting Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The Copper Price decreases from the Commodity Starting Level of $6,000 to a Copper Price of $5,400, $5,700, $5,700 on the first three Review Dates, respectively, and is $3,600 on the final Review Date. Because (a) the Copper Price on each of the first three Review Dates and the final Review Date ($5,400, $5,700, $5,700 and $3,600, respectively) is less than the hypothetical Trigger Price on each of the four Review Dates of $6,000, and (b) the Commodity Closing Level has declined by more than 15% from the Commodity Starting Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40%)] = $600

Selected Purchase Considerations

  LIMITED APPRECIATION POTENTIAL — If the Copper Price is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) 6.38% × $1,000 if called on the first Review Date, (ii) 12.76% × $1,000 if called on the second Review Date, (iii) 19.14% × $1,000 if called on the third Review Date and (iv) 25.52% × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is one year, the notes will be called before maturity if the Copper Price is at or above the relevant Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this term sheet.
  NO PROTECTION AGAINST LOSS IF THE COMMODITY RETURN IS -15% OR LESS — If the Commodity Return is -15% or less, for every 1% decline of Commodity Closing Level as compared to the Commodity Starting Level, you will lose an

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper due October 22, 2010	TS-2

  amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or all of your investment at maturity.
  POTENTIAL FOR EARLY EXIT AND A RETURN ON ANY REVIEW DATE, EVEN IF THE COMMODITY RETURN IS ZERO ON SUCH REVIEW DATE — The Trigger Price for each Review Date is set at 100% of the Commodity Starting Level. Accordingly, you will receive a payment after the applicable Review Date that will depend on the applicable Review Date if the notes are automatically called, even if the Commodity Return on such Review Date is 0%.
  EXPOSURE TO THE COPPER PRICE — The Commodity Return reflects the performance of copper, expressed as a percentage, from the Commodity Starting Level to the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY” on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 164-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I.

  Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in copper. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called and the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level, you will lose 1% of your principal amount at maturity for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation of the price of copper, which may be significant. Because the Copper Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in copper.
  YOUR PROTECTION MAY TERMINATE — If the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will at maturity be fully exposed to any depreciation in the Commodity Closing Level as compared to the Commodity Starting Level. Under these circumstances, if the Commodity Closing Level is less than the Commodity Starting Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Commodity Closing Level as compared to the Commodity Starting Level. As a result, you may lose some or all of your investment. If these notes had a non-contingent buffer, under the same scenario, you would have received the principal amount of your notes at maturity reduced by 1% for every 1% decrease in the Copper Price beyond the 15% buffer. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR INVESTMENT IS SUBJECT TO A REINVESTMENT RISK — If the notes are subject to an automatic call on the first Review Date, the second Review Date or the third Review Date, the holding period over which you would receive your return will be less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an automatic call on any of the first three Review Dates.
  NO OWNERSHIP OF COPPER OR OTHER COPPER RELATED CONTRACTS — As a holder of the notes, you will not receive

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper due October 22, 2010	TS-3

  the return you would receive if you had actually purchased copper or exchange-traded or over-the-counter instruments based on copper. You will not have any rights that holders of such assets or instruments would have.
  THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO COPPER — The Copper Price is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors. For additional information about copper, see the information set forth under “The Commodities” in the accompanying product supplement no. 164-A-I.
  THE COPPER PRICE IS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper, which is traded on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals’ market which operates in a manner more closely analogous to the over-the counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any Review Date, the official U.S. dollar cash buyer settlement price per metric ton of Grade A Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price per metric ton of Grade A Copper. For additional information about copper, see the information set forth under “The Commodities” in the accompanying product supplement no. 164-A-I.
  SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Copper Price and not to a diverse basket of commodities or a broad-based commodity index. The Copper Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Commodity Starting Level is an intra-day price of copper on the next succeeding trading day following the pricing date to be determined on such date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to the establishment of the Commodity Starting Level in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Commodity Starting Level, that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Copper Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of copper;
    supply and demand trends for copper;
    the time to maturity of the notes;
    interest and yield rates in the market;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect copper or commodities markets generally; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper due October 22, 2010	TS-4

Historical Information

The following graph sets forth the historical performance of the Copper Price based on the weekly Copper Price from January 2, 2004 through October 2, 2009. The Copper Price on October 5, 2009 was $5,856.00. We obtained the Copper Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical cash settlement prices of copper should not be taken as an indication of future performance, and no assurance can be given as to the Copper Price on any Review Date. We cannot give you assurance that the performance of copper will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $20.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-33 of the accompanying product supplement no. 164-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $20.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper due October 22, 2010	TS-5